January 6, 2014

VIA EDGAR

Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          magicJack VocalTec Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 2, 2013
Form 10-Q for Quarter Ended September 30, 2013
Filed November 12, 2013
File No. 000-27648

Dear Mr. Spirgel:

Set forth below are the responses of magicJack VocalTec Ltd.  (“we,” “our,” or the “Company”) to the Securities and Exchange Commission Staff’s comment letter dated December 11, 2013  addressed to Gerald Vento, President and Chief Executive Officer, concerning the above referenced filings. For ease of reference, we have included the text for each of the Staff’s comments in bold-face type below, followed by our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2012  Selected Financial Data, page 32

1.	Please disclose long-term obligations as required by Item 301 of Regulation S-K.

In future filings, we will disclose long-term obligations in our selected financial data.

Notes to Consolidated Financial Statements  Note 11 – Commitments and Contingencies  State and Municipal Taxes, page 66

2.
We note that you believe that you file all required tax returns and pay all required taxes, fees and surcharges and that you believe that you are exempt from certain taxes, fees and surcharges because you do not charge for telephone services or render bills to your customers. You further state that certain states and municipalities may disagree with your position. Please tell us how you applied the guidance in ASC 450 in evaluating your exposure and determining whether you have incurred a liability. If there is at least a reasonable possibility that a loss exceeding amounts, if any, already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for state or municipality where you have a material exposure, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

In accordance with ASC 450, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated.  These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case.  As a result of information gathered in connection with the preparation of our most recent this quarterly  reporting, we disclosed in Footnote 9 -- Commitments and Contingencies of our Form 10-Q for the quarter ended September 30, 2013 the range of possible losses as follows:

The Company believes that it files all required tax returns and pays all required state and municipal taxes (such as sales, excise, utility, and ad valorem taxes), fees and surcharges. The Company is the subject of inquiries and examinations by various state and municipalities in the normal course of business. In accordance with generally accepted accounting principles, the Company makes a provision for a liability for taxes when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. The Company strongly believes any possible claims are without merit and vigorously defends its rights. However, if a state or municipality were to prevail in any matter, it could have a material adverse effect on the Company’s financial condition, results of operation, and cash flows. In addition, it is at least reasonably possible that a potential loss may exist for tax contingencies in addition to the provisions taken by the Company. For those potential additional tax contingencies which can be reasonably estimated, that additional potential liability ranges from $0 to $2.5 million dollars.

In our next annual report on Form 10-K, we will describe the procedures that we follow to determine whether we have incurred a liability in accordance with ASC 450.  In addition, we will continue to disclose, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, specific language indicating the estimate of such loss, if material, or the Company's conclusion with respect to the Company's ability to estimate the amount of loss or range of loss.

Note 16 – Income Taxes, page 70

3.
Please provide the disclosures required by ASC 740-10-50-15 and 15(A) for your uncertain tax positions. Please provide us with your proposed disclosure based upon the financial statements presented or explain how you have complied with the disclosure requirements.

We have carefully considered the Staff’s comments and both ASC 740-10-50-15 and 15(A) which require that public entities disclose certain matters related to unrecognized tax benefits including: (1) amounts of interest and penalties recognized in the income statement and the balance sheet, (2) potential significant changes in amounts of unrecognized benefits within 12 months of the reporting date, (3) a description of the tax years subject to examination, and (4) a tabular reconciliation of total unrecognized tax benefits.

With regard to items (1), (2) and (4) above:  As disclosed in Note 3, Summary of Accounting Policies - Income Taxes, the Company assesses its income tax positions for uncertainty and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available as of the release date. The Company has recorded a liability for uncertain tax position of approximately $494,000, $463,000 and $519,000 as of December 31, 2012, 2011 and 2010, respectively. There were no significant changes in its liability for uncertain tax positions, either in total or disaggregated, during that three year period.  The amounts of interest and penalties recognized by the Company in its Consolidated Statements of Operations was less than $142,000 in each of the three years ended December 31, 2012, and amounts recognized as a liability for interest and penalties are included in the total liability for uncertain tax positions detailed above.

The Company determined that the amounts of its liability for uncertain tax positions, as well as interest and penalties recognized, were not considered to be of sufficient materiality to warrant separate disclosure in the footnotes to its consolidated financial statements.

We propose to add language such as the following in future filings to further enhance our disclosure regarding these immaterial items:

Added to footnote – Summary of Accounting Policies – Income Taxes
“Interest and penalties recognized on uncertain tax positions, if any, are included as a component of income tax provision in the Company’s Consolidated Statements of Operation and the corresponding liability is included in other noncurrent liabilities in our Consolidated Balance Sheets.”

Added to footnote – Income Taxes
“The amounts of uncertain tax positions recorded on the consolidated balance sheets were immaterial as of December 31, 2012 and 2011. There were no significant amounts of interest or penalties recorded during the years ended December 31, 2012, 2011 or 2010.”

To the extent the uncertain tax position recorded are material the Company will provide the tabular reconciliation in future filings.

With regard to item (3) above: In Note 16, Income Taxes, the Company disclosed the periods that remain open to examination for its major taxing jurisdictions.

Form 10-Q for Quarter Ended September 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21
Results of Operation, page 24

4.
We note the significant drop in sales of magicJack in 2013 as compared to 2012. Please expand your explanation to discuss not only why revenues decreased but the reasons for reduced sales of your product. We note your public statements expressing confidence in increased revenues in 2014. In expanding your discussion of the reasons for drops in sales, please also explain, if true, why you are confident that any recent drop in sales is not indicative of a negative future trend.

In the first and second quarters of 2013, the pace of sales of the Company's previous magicJack device slowed as the Company managed inventory levels in anticipation of a new product launch.  The Company launched sales of the new magicJack PLUS on June 24, 2013, later in the second quarter than we originally anticipated.  We believe that the slower pace of sales of the prior product and the delayed launch of the new product were the principal reasons for reduced sales through the third quarter of 2013 as compared to 2012.

For the reasons set forth above, we have not concluded that the slower pace of sales in 2013 as compared to 2012 is indicative of a negative future trend.  As part of its current business plan, the Company is taking steps to increase sales growth through the introduction of new packaging and TV campaigns, an updated website, and expanded retail and digital distribution channels.  These initiatives, combined with other steps being taken to accelerate sales in 2014 and beyond, underpin our current view regarding increased revenues in 2014.

In future periods, we will continue to consider financial, operational and other information known to the Company to help identify known trends and uncertainties and assess whether those trends and uncertainties are reasonably likely to have a material impact on the Company.  If so, the Company will include appropriate disclosure as part of its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please contact the undersigned if the Staff has any further questions or comments. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jose Gordo

Jose Gordo Chief Financial Officer

Terry French
Sharon Virga
Ajay Koduri